      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 17, 2001
                           REGISTRATION NO. 333-93763





                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 AMENDMENT NO. 2
                                       TO
                                    FORM S-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933


               ADVANCED ENVIRONMENTAL RECYCLING TECHNOLOGIES, INC. (exact name of registrant as specified in charter)



           DELAWARE                                    71-0675758
(State or other jurisdiction of            (IRS Employer Identification No.)
incorporation or organization)


                         914 N. JEFFERSON STREET (72764)
                              POST OFFICE BOX 1237
                           SPRINGDALE, ARKANSAS 72765
                                 (501) 756-7400
    (address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                  JOE G. BROOKS
                         914 N. JEFFERSON STREET (72764)
                              POST OFFICE BOX 1237
                           SPRINGDALE, ARKANSAS 72765
                                 (501) 756-7400
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)



APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement depending on market conditions.

                                   ----------

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]


                                   ----------


                         CALCULATION OF REGISTRATION FEE


===========================================================================================================================
                                                               PROPOSED            PROPOSED
                                                               MAXIMUM             MAXIMUM                 AMOUNT OF
TITLE OF EACH CLASS OF SECURITIES        AMOUNT TO BE       OFFERING PRICE         AGGREGATE             REGISTRATION
TO BE REGISTERED                          REGISTERED          PER SHARE          OFFERING PRICE               FEE

---------------------------------------------------------------------------------------------------------------------------
Class A common stock                    13,126,282          $   2.9375(1)       $  38,558,453       $10,179 paid previously
Class A common stock                       101,436          $   2.1875(2)       $     221,891       $    59 paid previously
Class A common stock                     1,065,315(3)       $     0.91(4)       $     969,437       $   256 Balance due
---------------------------------------------------------------------------------------------------------------------------
Totals                                  14,293,033                              $  39,749,781       $10,494
===========================================================================================================================



(1) Calculated pursuant to Rule 457(c) solely for the purpose of determining the registration fee, based on the average high and low sales price per share, as reported by NASDAQ SmallCap Market System on December 22, 1999.

(2) Calculated pursuant to Rule 457(c) solely for the purpose of determining the registration fee, based on the average high and low sales price per share, as reported by NASDAQ SmallCap Market System on July 7, 2000.

(3) Represents additional shares issued or to be issued as interest payments on promissory notes, and shares potentially issuable upon conversion of preferred stock.

(4) Calculated pursuant to Rule 457(c) solely for the purpose of determining the registration fee, based on the average high and low sales price per share, as reported by NASDAQ SmallCap Market System on May 14, 2001.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

               ADVANCED ENVIRONMENTAL RECYCLING TECHNOLOGIES, INC.

                            SECURITIES TO BE OFFERED:

                 UP TO 14,293,033 SHARES OF CLASS A COMMON STOCK

         This prospectus covers the resale by some of our current stockholders of some or all of the shares of our Class A common stock they own. The shares may be sold from time to time by 54 selling stockholders, all of whom are named under the caption "SELLING STOCKHOLDERS" on page 15. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

         Our Class A common stock is traded on the Nasdaq SmallCap Market under the symbol "AERTA." On May 14, 2001, the last reported sale price of the Class A common stock was $0.92 per share, as reported by the Nasdaq SmallCap Market System.

         THE SECURITIES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON PAGE 2 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                                   ----------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.







                                                  , 2001
                        --------------------------

                                TABLE OF CONTENTS




ABOUT ADVANCED ENVIRONMENTAL RECYCLING TECHNOLOGIES, INC ...................1

RISK FACTORS ...............................................................2

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS ..........................9

RECENT DEVELOPMENTS .......................................................10

USE OF PROCEEDS ...........................................................12

SELLING STOCKHOLDERS ......................................................13

DESCRIPTION OF SECURITIES .................................................23

PLAN OF DISTRIBUTION ......................................................27

LEGAL MATTERS .............................................................28

EXPERTS ...................................................................28

WHERE YOU CAN FIND MORE INFORMATION .......................................28

            ABOUT ADVANCED ENVIRONMENTAL RECYCLING TECHNOLOGIES, INC.

         We develop, manufacture and market composite building materials that can be used as an alternative to traditional wood products for exterior applications in building and remodeling homes. We use waste wood fiber and reclaimed polyethylene plastics as our raw materials. Our products are comprised of approximately equal amounts of wood and plastic and have been extensively tested and are used by several leading national companies, including the Weyerhaeuser Company and Therma-Tru Corporation, which accounted for approximately 72% and 12% of our fiscal year 2000 revenues . Our products are marketed under the tradenames LifeCycle(R), MoistureShield(R), DreamWorks(TM), ChoiceDek(R) Classic and ChoiceDek(R) Plus. Our decking distribution is with Weyerhaeuser Building Materials Distribution (BMD). We recently introduced an exterior trim system under the tradename MoistureShield(R) CornerLoc(TM).

         We primarily target the following markets:

         (a)      exterior door, window, and housing trim components,

         (b) commercial and residential decking surface components and accessories such as handrails, and

         (c)      heavy industrial flooring.

         We currently operate two manufacturing and recycling facilities. Our Junction, Texas facility currently manufactures primarily decking components, ChoiceDek(R) Classic, on three extruder lines. Our door, window and housing trim components are manufactured at our Springdale, Arkansas facility, along with our LifeCycle(R) and ChoiceDek(R) Plus lines of decking products, and all of our heavy industrial flooring. We now have three extruder lines and a plastic facility in operation at our Springdale location. Because of increased demand from our principal customers, we plan to start construction on a second plastic recycling facility and a third composite extrusion facility adjacent to our existing Springdale, Arkansas facility later in 2001 subject to the availability of financing from either the proceeds of our industrial development bond financing currently held in escrow or from other debt or equity financing, of which there can be no assurance in either case. (See "Risk Factors - Without Additional Financing, We May be Unable to Satisfy Our Current Debt Obligations and Sustain Our Operations").

         Our principal executive offices are located at:

                             914 N. Jefferson Street
                           Springdale, Arkansas 72764
                                 (501) 756-7400

                                  RISK FACTORS

         This offering involves a high degree of risk. You should carefully consider the risks described below and other information contained in this prospectus before deciding to invest in shares of our Class A common stock.

WE HAVE A WORKING CAPITAL DEFICIT AND MAY SUFFER CONTINUED LOSSES

AGGREGATE SALES REVENUES AND CUMULATIVE LOSSES




          Time Period                         Aggregate Sales Revenues             Net Losses
          -----------                         ------------------------             -----------
       December 2, 1988                           $   86,753,953                   $27,417,085
       (our inception date)
    through December 31, 2000

       Fiscal Year 2000                           $   27,508,864                   $ 2,206,521

       Three Months Ended
        March 31, 2001                            $    7,814,036                   $    31,152




         The success of our operations is largely dependent upon our ability to improve operating efficiencies and increase overall production capacity and sales. Our success also depends on our ability to generate and maintain substantial sales revenues, increase margins and generate adequate cash flows from operations. We cannot give any assurance that we have such abilities. At March 31, 2001, we had a working capital deficit of $6.4 million and at December 31, 2000, we had a working capital deficit of $6.8 million. The independent public accountants' report on our financial statements for the year ended December 31, 2000, contains an explanatory paragraph regarding our ability to continue as a going concern as we:

                  o     have incurred net losses since inception; and

                  o     have a working capital deficit.

         See the Report of Independent Public Accountants contained in, and Notes 2 and 12 to, our financial statements for the year ended December 31, 2000, which is incorporated by reference in this prospectus (see "Where You Can Find More Information").

WITHOUT ADDITIONAL FINANCING, WE MAY BE UNABLE TO SATISFY OUR CURRENT DEBT OBLIGATIONS AND SUSTAIN OUR OPERATIONS

         We have $1.8 million of short-term indebtedness incurred in private placements that matures on the earlier of the release of at least $9 million of escrowed bond proceeds or December 31, 2001. The entire $1.8 million is owed to one or more of the selling shareholders named in this prospectus. We do not currently have the capital resources to pay these obligations. We must either negotiate an extension of such obligations or refinance them. If we fail to do so, those noteholders could exercise the remedies to which they are entitled under the notes.

Accordingly, if:

                  o we cannot generate sufficient cash flows from existing operations,

                  o we do not satisfy or obtain a waiver of the conditions to the release of escrowed proceeds of our previous tax-exempt bond financing, or

                  o the lenders whose notes currently mature on December 31, 2001, do not agree to extend the maturity of such obligations,

we could be dependent in the near future on raising additional debt or equity financing to satisfy our current debt obligations and to sustain our operations. Should we be unable to secure additional financing, our ability to sustain operations and to further expand and pay existing debt obligations would be materially adversely affected. Our operations may be delayed or discontinued until such time, if ever, as funds are generated in order to resume operations.

WE MAY NOT SATISFY ESCROW CONDITIONS RELATED TO RECEIVING OUR OCTOBER 1999 INDUSTRIAL BOND FINANCING OUT OF ESCROW

         In October 1999, in order to preserve a previously granted allocation from the Arkansas Development Finance Authority, we closed into escrow with an institutional investor a tax-exempt industrial development bond financing through the City of Springdale, Arkansas in the amount of approximately $16.5 million, which now bears interest at 6.4% per annum. However, the proceeds of the bond financing have been reinvested in guaranteed investment contracts and will not be available for our corporate purposes until we achieve consistent positive operating cash flow and profitability, or satisfy other operating performance standards to the satisfaction of the initial institutional investor with whom we dealt, which we may never achieve. In October 2000, the bonds were reissued and resold to the original purchaser with a new repurchase date of October 1, 2001. We may attempt to re-market the bonds in stages in the second half of 2001, at which time the proceeds of such issuances would be released from escrow to refinance recently completed expansions and/or further capital expenditures at our Springdale location. We must meet certain performance criteria to have the bonds released from escrow and subsequently re-marketed, including maintaining a specific long-term debt service coverage ratio once the bonds are issued, and a projected long-term debt service coverage ratio after the first disbursal.

         We may not be successful in meeting the standards required to receive the bond financing proceeds or in obtaining necessary financial resources from other sources. We do not intend to further expand and continue construction beyond the third extrusion line in Springdale without the release or successful re-marketing of the bonds, which may not occur.

WE MAY BE LIMITED IN RAISING CAPITAL IN FUTURE OFFERINGS DUE TO PARTICIPATION RIGHTS OF CERTAIN OF OUR SECURITIES HOLDERS

         Under a placement agreement of October 31, 1997, The Zanett Securities Corporation has rights to approve and participate in our future debt or equity financings, except for bank, equipment leasing and institutional debt financing or financing from the major shareholder, for a term expiring the latter of October 30, 2001 or the final payment date of the outstanding bridge notes. Such rights could have an adverse effect on our ability to obtain additional financing. According to the agreement, if Zanett offers and places additional notes, Zanett will be entitled to receive a placement agent fee, a nonaccountable expense allowance, and Zanett and its affiliates will be entitled to receive additional warrants for up to as many as 726,178 shares of Class A common stock at an exercise price of $0.375 per share, if all of such additional notes were sold. These rights may limit our capital raising capabilities until their expiration.

PENDING LEGAL PROCEEDINGS COULD ADVERSELY AFFECT OUR OPERATIONS

         We were sued in May 2000 for royalties allegedly due under a 1987 settlement agreement between the founders of AERT and a licensor of supposedly confidential information relating to the manufacture of wood and plastic composite products in our Junction, Texas, facility. Under the 1987 settlement agreement, our founders agreed to pay a royalty of $10 per ton on products, if any, produced in or within 500 miles of Junction, Texas, if such products were produced using confidential information of the licensor. We contend that the allegations made by successors in interest to the licensor are barred by the passage of time, that we are not bound by the 1987 settlement agreement, and that we have not used any confidential information of the licensor. Findings by the federal court that we are bound by the 1987 settlement agreement and that we have used confidential information of the licensor could subject AERT to a financial liability of $10 per ton for products produced in the Junction facility from May 1986 forward, together with allowable pre- and post-judgment interest.

OUR LIMITED MANUFACTURING CAPABILITIES COULD RESTRAIN OUR BUSINESS GROWTH

         The long-term success of our operations will depend upon the manufacture of our composite products on a substantially greater commercial scale than we have engaged in to-date or have the current production capacity to engage in. Our primary customers and markets are large, and continued increased sales growth will require significant capital expenditures. We do not know if financing can be obtained to add production equipment or build additional manufacturing facilities or that, if obtained, they will become operational in a timely manner. We currently have one composite manufacturing facility in Junction, Texas, and a second composite manufacturing facility in Springdale, Arkansas, but plan to increase production capacity at both facilities. Our plans to increase production capacity at the Arkansas plant beyond a third production line are subject, in the short-term, to the release from escrow of proceeds of our industrial development bond financing.

DECLINES IN CONSTRUCTION ACTIVITY MAY ADVERSELY AFFECT OUR BUSINESS

         Our engineered composites have been marketed primarily to companies that manufacture products for use by the construction industry in new home construction and home improvement work. To the extent there are declines in construction activity from time to time, whether as a result of economic downturns, seasonality, or for any other reason, we may suffer a material reduction in sales and experience material adverse effects on our business.

THE LOSS OF ONE OR MORE OF OUR KEY CUSTOMERS COULD CAUSE A SUBSTANTIAL REDUCTION IN OUR REVENUES

         We could be materially adversely affected if we were to lose one or more of our large existing customers. We have limited our initial marketing to major industrial companies with large market shares nationwide in the building material, door, and window construction industries. Since inception, a few large door and window construction companies have historically purchased substantially our entire MoistureShield(R) product line. Our principal marketing and distribution channel for our decking material is Weyerhaeuser, which accounted for 72% of our 2000 sales and 50% of 1999 sales. Therma-Tru Corporation accounted for 12% of 2000 sales and 21% of our 1999 sales. Most of our key OEM customers are not contractually obligated to purchase additional products.

FIRE DISRUPTIONS MAY ADVERSELY AFFECT OUR BUSINESS

         Our raw materials and manufacturing processes involve a greater than average risk of fire loss or disruption. We experienced a series of fires in 1996, which severely disrupted our manufacturing operations, although these were determined to be instances of arson. The pattern of fires caused our fire insurance to be cancelled. We were able to renew our fire insurance, but at a substantially higher rate. Although we have increased security and increased fire protection equipment at our facilities, another major fire could occur and materially adversely affect our operations.

RAW MATERIAL DISRUPTIONS MAY ADVERSELY AFFECT OUR BUSINESS

         During the fourth quarter of 2000, the area around our Texas facility experienced a series of floods and excessive rainfall, which limited access to our facility for several days. These weather conditions also limited supplies of cedar wood into the local cedar mills, which in turn limited supplies of cedar fiber to the Company. This caused our Texas plant to miss approximately 100 truckloads of decking sales valued at over $1.5 million to Weyerhaeuser during the quarter and caused the Texas plant to lose money for the quarter. We have recently decided to manufacture a hardwood-based decking at the Texas facility but any raw material disruptions of either wood fiber or plastic could again have a materially adverse effect on our business.

OUR COMMON STOCK COULD BE DILUTED OR OTHERWISE ADVERSELY AFFECTED BY ADDITIONAL ISSUANCES OF PREFERRED STOCK

         Additional issuances of preferred stock may provide for rights that adversely affect the Class A common stock or may be convertible into shares of Class A common stock on a basis which would cause dilution. We are authorized to issue up to 5,000,000 shares of preferred stock, 2,900 shares of which are currently outstanding. Our board of directors is empowered to fix the terms of the preferred stock without stockholder approval, which terms may adversely affect the rights of holders of the Class A common stock.

OUR FAILURE TO MAINTAIN NASDAQ LISTING REQUIREMENTS COULD CAUSE OUR COMMON STOCK TO BE DELISTED

         On May 14, 2001, our Class A common stock closed at $0.92 and was as low as $0.65 in December 2000. The Company's net assets as of March 31, 2001 were $2.68 million. The Company's stock has been below the Nasdaq minimum listing requirement of maintaining a minimum closing bid price of $1.00 per share for over 30 days. As a result, the company received a letter from the Nasdaq dated April 17, 2001, indicating that the Company has 90 days, until July 16, 2001, to regain compliance with the rule. AERT is required to achieve a $1.00 minimum bid price for 10 consecutive trading days to be in compliance.

         Additionally, the Company's net equity position is at risk of not meeting the minimum Nasdaq requirement for continued listing of the Company's stock. If we cannot shortly increase sales, reduce costs, eliminate losses and attain profitability, there is no guarantee that we can continue to maintain the $1.00 minimum bid price or the $2 million minimum amount of net assets. Failure to maintain our Nasdaq listing could also result in an acceleration of $1.8 million in short-term debt obligations which currently mature December 31, 2001.

WE COULD BE REQUIRED TO REDEEM OR PAY LIQUIDATED DAMAGES ON PREFERRED STOCK

         If we default under certain obligations with respect to our outstanding preferred stock, we may be required to redeem it or pay liquidated damages to the holders of the preferred stock. Our outstanding Series A, B and C convertible preferred stock (total stated value of $2,900,000) has a 10% per annum accreting premium for conversion, redemption and liquidation purposes. Although the preferred stock is not mandatorily redeemable, we could be required to either redeem such preferred stock or, at our option, pay as liquidated damages an amount equal to 10% of the stated value of the preferred stock if we default under the provisions of the preferred stock agreements. In particular, our shares must be listed on at least one of the Nasdaq SmallCap Market, Nasdaq National Market, New York Stock Exchange or American Stock Exchange for 10 days or more in any nine month period (See "Our Failure to Maintain Nasdaq Listing Requirements Could Cause Our Common Stock to Be Delisted"). The liquidated damages amount is payable at the Company's option in either cash or shares of Class A common stock. The redemption price is generally equal to the greater of
(a) the aggregate market value of the Class A common stock into which the preferred stock could be converted and (b) 115% of the sum of (i) the stated value, (ii) the 10% per annum premium, and (iii) any unpaid conversion default payment.

THE FLOATING CONVERSION FEATURE OF OUR CONVERTIBLE PREFERRED STOCK COULD CAUSE A DROP IN OUR STOCK PRICE

         Conversion of a material amount of our convertible preferred stock into Class A common stock, which would increase the total number of Class A common stock in the marketplace, could cause a drop in our stock price. Our convertible preferred stock is convertible into common stock at the holder's option at any time at a conversion price equal to the lower of a fixed $1.20 conversion price or the 10-trading day average closing bid price immediately prior to the date of conversion.

         Based on these conversion price formulae, whenever the prevailing market price of the common stock is below $1.20, the convertible preferred stock will be convertible into a proportionately greater number of shares of common stock. The number of shares we could be required to issue in payment of the premium on the preferred stock would also increase whenever the market price of the common stock is below $1.20. In that event, the lower the price of our common stock at the time of conversion, the more shares into which the convertible preferred stock will be convertible. These increases in the number of shares issuable upon conversion of the convertible preferred stock and upon payment of the premium on the preferred stock could result in a substantial dilution to other holders of Class A common stock and could cause a decline in the market price of the Class A common stock due to the added number of shares in the market. In addition, substantial sales by the selling stockholders, including the holders of the convertible preferred stock, could place further downward pressure on our stock price and permit them to convert additional shares at a lower price, which would further add to the number of shares in the market and cause the price to fall further. An additional reduction of the price of Class A common stock shares may occur if selling shareholders or others begin to sell the Class A common stock short to take advantage of the falling stock price caused by preferred stock holders converting material amounts of their preferred stock.

         The following table illustrates the effect of this floating conversion price at different stock price levels:




                                                                                   PERCENTAGE OF    NUMBER OF    PERCENTAGE OF
                                            NUMBER OF SHARES       NUMBER OF       TOTAL SHARES     SHARES OF   TOTAL SHARES OF
                               SHARES      OF CLASS A COMMON    SHARES OF CLASS   OF OUTSTANDING     CLASS A      OUTSTANDING
     TYPE OF SECURITY        CURRENTLY       STOCK ISSUABLE      A COMMON STOCK    COMMON STOCK       COMMON         COMMON
                            OUTSTANDING         ASSUMING         ISSUABLE BASED    ASSUMING FULL      STOCK          STOCK
                                            FULL CONVERSION      ON CONVERSION     CONVERSION AS     ASSUMING    ASSUMING FULL
                                           BASED ON ORIGINAL      PRICES AS OF          OF           ISSUABLE    CONVERSION AT
                                            CONVERSION RATES      MAY 14, 2001     MAY 14, 2001      BASED ON    A STOCK PRICE
                                                                                                    CONVERSION      OF $0.60
                                                                                                    PRICES OF
                                                                                                      COMMON
                                                                                                     STOCK IS
                                                                                                      $0.60
--------------------------- ------------- --------------------- ----------------- ---------------- ------------- ---------------
Series A Preferred Stock          1,500       1,250,000              1,630,435          5.6          2,500,000          8.2
Series B Preferred Stock            900         750,000                978,261          3.4          1,500,000          4.9
Series C Preferred Stock            500         416,667                543,479          1.9            833,334          2.7
         TOTAL                                2,416,667              3,152,175         10.9          4,833,334         15.8
                                              ---------              ---------         ----          ---------         ----



FUTURE SALES OF SHARES COULD BE DILUTIVE AND IMPAIR OUR ABILITY TO RAISE CAPITAL

         The conversion of a significant number of our outstanding derivative securities into Class A common stock could adversely affect the market price of the stock. At May 14, 2001, we had reserved approximately 29,203,616 shares of Class A common stock for issuance upon conversion of outstanding preferred stock, Class B Common stock and upon exercise of outstanding warrants and options. 8,397,330 of the reserved shares are covered by other registration statements and can be sold from time to time. This prospectus covers the potential sale from time to time of up to 14,293,033 of such reserved shares of Class A common stock.

         The exercise or conversion of a material amount of such securities will result in a dilution in interest for our other security holders. Such convertible securities, whether converted into stock or not, could impair our ability to obtain additional capital because of the potential for dilution. Also, the holders of such securities may be expected to exercise their rights at a time when we would in all likelihood be able to obtain needed capital through a new offering of our securities on terms more favorable than those provided by the outstanding securities.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         We have made statements in this prospectus, including statements under "About Advanced Environmental Recycling Technologies, Inc.," "Risk Factors," and "Recent Developments" which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, among other things:

                  o our ability to refinance existing indebtedness or obtain additional debt and equity financing to satisfy existing debt obligations, provide working capital and support our growth strategy;

                  o our expectations and estimates concerning future financial performance, financing plans and the impact of competition;

                  o        general economic and business conditions;

                  o        anticipated trends in our business;

                  o existing and future regulations affecting our business;

                  o our ability to improve operating efficiencies and increase sales; and

                  o other risk factors described in the section entitled "Risk Factors" in this prospectus supplement.

         You can identify these forward-looking statements by forward-looking words such as "believe," "may," "could," "will," "estimate," "continue," "anticipate," "intend," "seek," "plan," "expect," "should," "would" and similar expressions in this prospectus supplement.

         In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

            RECENT DEVELOPMENTS AND STRATEGIES TO IMPROVE OPERATIONS

WE HAVE AN INCREASED PURCHASE COMMITMENT FROM WEYERHAEUSER FOR THE YEAR 2001

         We entered into a purchase agreement with Weyerhaeuser for up to 1,500 trucks of its residential and commercial decking products, which are marketed under the brand name ChoiceDek(R) Classic and ChoiceDek(R) Plus, for the year 2001. This will approximate up to $30 million in gross sales for the year, providing that we can reach this volume of production. That sales amount for 2001 will be an increase in decking sales over 2000 of approximately 52%. We increased distribution of decking through Weyerhaeuser into Canada during the summer of 2000. We are planning to enter the home improvement market through several large home improvement warehouse chains through select markets. This increase in our sales opportunities is driven primarily by the increasing market acceptance of low-maintenance decking materials by consumers over traditional decking materials like wood that require maintenance and can rot, splinter and warp over time when exposed to external environments.

WE HAVE INTRODUCED A NEW EXTERIOR TRIMBOARD PRODUCT LINE

         We recently introduced a new trim and fascia board system called MoistureShield(R) CornerLoc(TM) at the National Association of Homebuilders Show in Atlanta. It consists of a variety of sizes and widths, including brickmould. It has been test marketed in the southeastern U.S. and we are now prepared to sell it nationwide. It is designed to complement exterior fiber cement siding products, such as Hardiplank(R). In this way, we intend to diversify our sales beyond decking by adding more exterior housing products, which we believe can utilize the moisture-resistance and rot-free features of our products.

WE HAVE INTENSIFIED OUR ADVERTISING AND PROMOTION EFFORTS

         In the first half of 2001, together with Weyerhaeuser, we again started a national cable television advertising campaign on the TNN Outdoors Channel. The ads will run four times per week with an exposure to over 72 million households. These ads are to build product identification and brand awareness. During the third quarter of 2000, additional cable TV advertising was initiated on the Outdoor Channel. In addition, our decking products are being advertised in several nationwide homebuilding publications, including Better Homes and Gardens Special Interest Publications: Garden Deck and Landscape, Outdoor Casual, Remodeling Plan & Products Guide, Beautiful New Homes, Canadian Homes & Cottages, Sunset, Southern Living, Fine Homebuilding, Journal of Light Construction, Builder, and Remodeling, as well as some regional publications. For 2001, we are increasing our consumer awareness efforts and the anticipated amount to be expended for national and regional advertising and promotion on decking will be in excess of $1 million.

WE HAVE HIRED A NEW VICE PRESIDENT OF SALES AND MARKETING

         We recently hired Jim Precht, formerly General Manager of Weyerhaeuser Building Materials' Pittsburgh Customer Service Center, to head up our North American ChoiceDek(R) decking sales efforts. Precht will have a dual reporting relationship to both AERT and Weyerhaeuser Building Materials. We are also increasing the regional participation of local Weyerhaeuser branches in lawn and garden and other trade shows for increased exposure to the public.

WE RECEIVED THE NATIONAL EVALUATION REPORT FOR COMPOSITE DECKING WHICH MAY INCREASE THE SALES POTENTIAL OF OUR PRODUCTS

         On April 26, 2001, we received a National Evaluation Report (NER) from the National Evaluation Service, Inc.(NES) for the use of ChoiceDek(R) in decking, handrails and stair applications. The report was recently issued as Report No. NER-596. The report will be published shortly and available on the www.nateval.org Web site.

         The NES is the only national program of its kind in the United States which specifically performs evaluations for compliance with requirements of the three model codes and the International Codes of the International Code Council. The model building codes are the National Building Code, Standard Building Code, Uniform Building Code and International Building Code (NBC, SBC, UBC and IBC).

         Our receipt of this building code approval rating on our decking products could affect our sales growth and we anticipate a marketing advantage to the extent builders or customers prefer or insist upon products with such a rating.

WE ARE SEEKING TO ELIMINATE OUR GOING CONCERN QUALIFICATION

         We are striving to restructure our balance sheet and to eliminate the conditions which have caused our independent accountants to express a "going concern" qualification in their audit report as to our fiscal year 2000 financial statements. Our strategy to do so depends upon improving sales and operating performance over the following six month period in an effort to satisfy the conditions to a release of the escrowed bond proceeds. We believe that the improvement of our operating performance to such extent and the receipt of bond proceeds should eliminate the need for a "going concern" qualification. We do not believe we will be able to repay our short-term debt obligations until such bond proceeds are released or substantial additional equity is raised. We intend to attain these objectives in four principal ways:

         o        Cost reductions and efficiency improvements;

         o        Debt restructuring/satisfying bond escrow conditions;

         o        Increased cash flow; and

         o        Improved raw materials sourcing.

      1. Cost reductions and efficiency improvements: We have begun to implement
      1) a cogeneration-fuel burner which will reduce waste disposal and energy costs; 2) manpower and overtime reductions through efficiency improvements; 3) more internal production of raw materials and moulder tooling thus reducing costs from higher priced outside vendors; 4) an improved product mix, thereby increasing sales; and 5) improved preventative maintenance for lower maintenance costs and higher machine uptimes.

      2. Debt restructuring: Once both plants are operating at a sustainable profitable level, we expect to satisfy escrow conditions on all or a portion of the $16.5 million escrowed bonds proceeds. With those proceeds we can purchase the Springdale plant, refinance a significant portion of the bridge loans, pay open account balances on remaining construction payables and increase working capital by obtaining reimbursement from the bond proceeds for capital expenditures by AERT out of working capital, which totaled approximately $4.7 million at March 31, 2001. In order for us to receive the bond financing we must meet certain financial and operating criteria unless waived by the holder of the bonds. These include delivering to the trustee satisfactory evidence that for any consecutive 12-month period commencing on or after the date of the issuance of the bonds, the long-term debt service coverage ratio, as defined, has been not less than 2 to 1, and the projected long-term debt service coverage ratio for the 24-month period subsequent to the first disbursement is not projected to be less than 2 to 1. There is no assurance we will be successful in meeting the standards required to receive the bond financing proceeds or in obtaining necessary financing resources from other sources.

      3. Increased cash flow: With the third Springdale extrusion line now operational, both of the plants should produce significantly greater gross sales. Management believes such sales increases will generate enough cash to pay operating expenses on a current basis. If and when the bond proceeds are released from escrow, designated bond funds will be dedicated for construction and expansion and cash flows generated will then begin to increase our working capital balance.

      4. Raw materials: Once the bond financing breaks escrow, we intend to immediately build a second plastic recycling facility, and further improve and increase our internal raw material processing capacity with the additional facility. We believe that substantial cost savings can be realized by processing waste plastic internally rather than relying on outside brokers or processors. With substantial extrusion capacity now in place, we believe lowering raw material costs can result in improved financial performance and profitability.

                                 USE OF PROCEEDS

         Approximately $1,050,000 of the $2.9 million in proceeds to us from the sales of convertible preferred stock in 1998 was used to pay down outstanding bridge notes, and the remainder of the proceeds was used for capital expenditures, primarily for the construction of additional extrusion lines and related capital improvements, and working capital purposes. Proceeds from the original sales of common stock and proceeds from exercises of warrants from time to time have been used for general corporate purposes, primarily for working capital to sustain operations and for capital expenditures to further develop our business.

         We will not receive any of the proceeds from the sale of shares of Class A common stock by the selling stockholders. We would receive proceeds from any exercise of the warrants covered by this prospectus, which are currently exercisable for an aggregate of 6,848,472 shares of Class A common stock. Those warrants are exercisable at fixed exercise prices (subject to anti-dilution adjustments) ranging from $0.31 to $3.00. If all were exercised, proceeds of approximately $10.3 million could be received by us. However, there is no assurance that any warrants will be exercised. Any such proceeds received by us upon exercise of warrants will be used for general corporate and working capital purposes.

                              SELLING STOCKHOLDERS

         This prospectus covers the resale of shares of Class A common stock issued or issuable upon exercise of warrants, conversion of preferred stock or payment of interest obligations in connection with certain financing transactions described hereunder.

JUNE 1996 - MAY 1997: CLASS I WARRANTS

         Between June 1996 and May 1997, 393,344 Class I warrants were issued in connection with the private placement of 3,884,478 shares of Class A common stock for proceeds of $2,079,000, in accordance with Regulation S under the Securities Act. Since the original issuance of the Class I warrants, 42,866 Class I warrants have expired, 40,478 have been exercised and 310,000 remain exercisable until two years from the effective date of this registration statement, at exercise prices ranging from $0.31 to $1.125. Each Class I warrant is exercisable for one share of Class A common stock.

DECEMBER 1996 - NOTE: CLASSES J AND K WARRANTS

         In December 1996, in connection with a note payable of $100,000 to Ike Tull, we authorized and issued two sets of warrants, Class J for 200,000 shares and Class K for 150,000 shares. Each Class J and Class K warrant is exercisable for one share of Class A common stock. Each Class J warrant is exercisable at $0.50 per share and each Class K warrant is exercisable at $0.75 per share. Both Class J and Class K warrants expire in December 2001, five years from their date of issuance. As of May 14, 2001, 100,000 J Warrants had been exercised by the holder.

OCTOBER 1997, FEBRUARY 1998, APRIL 1998, JUNE 1998 AND AUGUST 1998 - PRIVATE
PLACEMENT: 12% PROMISSORY NOTES

         Under an October 1997 placement agreement, we issued a series of 12% promissory notes to certain of the selling stockholders as follows:


                     ORIGINAL DATE OF    ORIGINAL AGGREGATE  CURRENT AGGREGATE  DATE TO WHICH MATURITY
DATE OF ISSUE            MATURITY         PRINCIPAL AMOUNT    PRINCIPAL AMOUNT      WAS EXTENDED
-------------        ----------------    ------------------  -----------------  ----------------------
October 1997         July 27, 1998           $1,300,000         $        0       December 31, 2001

February 1998        November 2, 1998          800, 000         $  750,000       December 31, 2001

April 1998           January 2, 1999            410,000         $  410,000       December 31, 2001

June 1998            February 28, 1999          359,963         $  359,963       December 31, 2001

August 1998          May 18, 1999               287,500         $  287,500       December 31, 2001



        Quarterly interest on all of the 12% notes is payable in shares of common stock, valued at the average closing bid price over the ten trading days prior to each such interest payment date, or cash, at our option.

         According to the terms of a placement agreement executed at the time of the October 1997 note purchase agreement, we granted our placement agent, The Zanett Securities Corporation, a two-year option to offer and place on our behalf an additional $2,200,000 in aggregate principal amount of promissory notes. $1,857,463 of these additional notes were issued and sold in February, April, June and August 1998, as shown in the table above.

         Concurrently with the note purchase agreements, we issued warrants to Zanett. 258,655 warrants were outstanding under the placement agency agreements as of May 14, 2001. All of the placement warrants are exercisable at a price of $0.375 per share, for a five-year term, and are subject to customary anti-dilution provisions for stock splits, stock dividends, reverse stock splits, mergers or consolidations, below-market stock issuances and similar events.

         Also, in October 1997, we entered into a consulting agreement with Bruno Guazzoni, under which he will provide investment banking and general financial and strategic advisory services during a five-year term. Under the terms of the consulting agreement, we are required to issue to Mr. Guazzoni two consulting warrants for every dollar of qualified financing in which he participates in the offer and sale of the promissory notes. In connection with such financings, we have issued 6,254,926 consulting warrants. All of the consulting warrants are exercisable at a price of $0.375 per share for a five-year term (expiring between October 2002 and August 2003) and are subject to customary anti-dilution adjustments similar to the placement agent warrants.

         The warrant shares issuable upon exercise of the placement warrants and consulting warrants are required to be registered under registration rights agreements executed with Zanett and Mr. Guazzoni.

SEPTEMBER - NOVEMBER 1998: SERIES A, B AND C PREFERRED STOCK

         In 1998, we sold 2,900 shares of Series A, B and C convertible preferred stock for $1,000 per share. The Series A and Series C preferred stock are non-voting except in those events in which voting rights are expressly granted by Delaware Corporate law. The 900 shares of Series B preferred stock, which were sold to companies controlled by Marjorie S. Brooks and to certain other persons, have voting rights of 2,500 votes per share. The holders of Series B preferred stock vote together with holders of Class A common stock and Class B common stock on matters submitted to a stockholder vote. The preferred stock has a 10% per annum accreting premium for conversion, redemption and liquidation purposes. The convertible preferred stock is convertible into common stock at the holder's option at any time at a conversion price equal to the lower of a fixed $1.20 conversion price or the 10-trading day average closing bid price immediately prior to the date of conversion. The alternative floating conversion price became applicable because we failed to meet certain financial performance milestones during the six months ended June 30, 1999. If the preferred stock is not previously redeemed or converted, it automatically converts into Class A common stock on the seventh anniversary of the issue date at a conversion price equal to the lower of a fixed $1.20 conversion price or the 5-trading day average closing bid price immediately prior to the date of conversion. Series X and Y warrants were issued in connection with the preferred stock and are exercisable at $1.20 and $2.50 per warrant, respectively, for an aggregate of up to 2,416,664 and 1,021,539 shares of Class A common stock, respectively. Each of the warrants has cashless exercise features. The Series X warrants are exercisable at any time through November 10, 2005. The Series Y warrants are exercisable at any time through November 10, 2005.

JUNE 1998 - FEBRUARY 1999: BONUS WARRANTS

         In connection with the exercise of Class B warrants between June 1998 and February 1999, 1,312,664 bonus warrants were issued. Each bonus warrant is exercisable at a price of $3.00 for one share of Class A common stock, and expires two years from the effective date of this registration statement.

SELLING STOCKHOLDERS

         The following table sets forth the names of the selling stockholders, the number of shares of common stock owned beneficially by each of the selling stockholders as of May 14, 2001, and the number of shares which may be offered for sale in connection with this prospectus. Information set forth herein with respect to each selling stockholder's beneficial ownership of common stock has been provided by such selling stockholder. Although the selling stockholders may offer all, some or none of their Class A common stock, the following table has been prepared on the assumption that all shares of common stock covered by this prospectus will be sold. Unless otherwise indicated, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.





 Name and Address of Selling              Number of             % Beneficially  Number of Shares      % Beneficially Owned
       Stockholder                         Shares               Owned Prior to   to be Offered        Following Completion
                                        Beneficially             Completion of                             of Offering (1)
                                           Owned                  Offering
----------------------------            ------------            --------------  ----------------      --------------------
Zanett Lombardier, Ltd.(2)(3)           3,171,052(4)                 6.1          2,048,233(4)                 2.2
Harlow Enterprises, Inc.(2)(3)            148,318(5)                 0.3            103,377(5)                   *
Parkland Limited(2)(3)                    270,103(6)                   *            249,622(6)                   *
Samuel L. Milbank(2)(3)                   513,823(7)                 1.0            415,424(7)                   *
Bruno Guazzoni(2)(3)                    2,774,943(8)                 5.3          1,429,516(8)                 2.6
Claudio Guazzoni(2)(3)                    433,320(9)                   *            359,704(9)                   *
David McCarthy(2)(3)                      566,626(10)                1.1            400,307(10)                  *


Heriot Holdings, Ltd.(2)(3)               334,223(11)                  *            186,311(11)                  *
Emral Investment Limited(2)(3)            422,277(12)                  *            505,470(12)                  *
Goldman Sachs Performance
  Partners L.P.(3)                        792,155(13)                1.5          1,940,201(13)                  *
Goldman Sachs Performance
  Partners (Offshore) L.P.(3)             642,908(14)                1.2          1,574,655(14)                  *
Peter S. Lau                              129,715(15)                  *             29,715(15)                  *
David Cooperberg                           10,763(16)                  *             10,763(16)                  *
Ryan McCarthy                               8,571(17)                  *              8,571(17)                  *
Joseph Petrellese, Jr.                      4,000(18)                  *              4,000(18)                  *
Ike Tull                                  567,099(19)                1.1            614,999(19)                  *
Michael Tull                            1,010,656(20)                1.9          1,059,999(20)                  *
Razorback Farms                           781,002(21)                1.5            423,999(21)                  *
Allen & Co.                               216,163(22)                  *            264,999(22)                  *
Robert Andrew Mackie                    1,199,428(23)                2.3          1,095,000(23)                  *
Millenco, L.L.P.                          216,163(24)                  *            264,999(24)                  *
RA Mackie & Co. LP                        309,600(25)                  *            309,600(25)                  *
Allen & Company Incorporated              440,000(25)                  *            440,000(25)                  *
Kenneth J. Forrester &
  Deloris A. Forrester                        500(25)                  *                500(25)                  *
M. Bernard Siegel                           7,700(25)                  *              7,700(25)                  *
Richard Read Allen & Silke
  Hufnagel Allen                              300(25)                  *                300(25)                  *
William F. Harrison TTEE,
  Fayetteville Women's Clinic                 600(25)                  *                600(25)                  *
Robert K. Wall or Betty
  J. Wall TTEE                              1,000(25)                  *              1,000(25)                  *
Alan J. & Patricia A. Giolin                   50(25)                  *                 50(25)                  *
Paine Webber Inc.                           9,120(25)                  *              9,120(25)                  *
IRA for Brenda J. Lazenby                   1,000(25)                  *
Sam Lazenby C/F Daniel                      1,000(25)                  *
  G. Lazenby                                8,000(25)                  *              8,000(25)                  *
Betty Mayer                                 1,500(25)                  *              1,500(25)                  *
Forest Global Converting Fund               7,500(25)                  *              7,500(25)                  *
Joseph Molloy                               2,000(25)                  *              2,000(25)                  *
Bear Stearns Intl                           6,000(25)                  *              6,000(25)                  *
LLT Limited                                 1,500(25)                  *              1,500(25)                  *
R. A. Mackie                               75,000(25)                  *             75,000(25)                  *
Lee Ziedman                                 2,700(25)                  *              2,700(25)                  *
Peter J. Urdanick                           1,400(25)                  *              1,400(25)                  *
Keith J. & Cathy E. Goulet                  1,500(25)                  *              1,500(25)                  *
Albert & Patricia M. Green                    300(25)                  *                300(25)                  *
Patricia C. Morgan                            300(25)                  *                300(25)                  *
Julianna Carroll                              100(25)                  *                100(25)                  *
Sam Lazenby                                10,000(25)                  *             10,000(25)                  *
Delbert Allen                             160,000(25)                  *            160,000(25)                  *
Bargo Engineering                          75,000(25)                  *             75,000(25)                  *
Fritz Friday                              100,000(25)                  *            100,000(25)                  *
Marjorie S. Brooks Trust                    3,000(25)                  *              3,000(25)                  *
Brooks Children's Trust                    38,250(25)                  *             38,250(25)                  *
Kenna Katelyn Brooks                        1,500(25)                  *              1,500(25)                  *
Andrew McMahon                              1,875(25)                  *              1,875(25)                  *
Stephen Rinnert & Molly                                                                                          *
  Rinnert                                   1,500(25)                  *              1,500(25)
Pete Pat Trust                             34,374(25)                  *             34,374(25)                  *
                                                                                 14,293,033

* Beneficially owns less than 1%

(1)  Assumes the sale of all shares offered hereby.

(2) Address: c/o The Zanett Securities Corporation, 135 E. 57th St., 15th Floor, New York, NY 10022.

(3) Except under certain circumstances, none of such selling stockholders is entitled to hold common stock and exercisable securities to the extent that the selling stockholder would beneficially own more than 4.99% of our total outstanding common stock. Therefore the number of shares listed and which a selling stockholder may sell in connection with this prospectus may exceed the number of shares such selling stockholder may be deemed to beneficially own as determined under Section 13(d) of the Exchange Act.

(4) Beneficially owns 3,171,058 shares as of the date of this prospectus. We have been advised by Zanett Lombardier, Ltd. that the individual with sole voting and sole investment powers with respect to the holdings of Zanett Lombardier, Ltd. is Oskar Lewnowski. The number of shares to be offered represents:

       o up to 575,000 consulting warrant shares which may be acquired upon exercise of consulting warrants issued on August 21, 1998, at an exercise price of $0.375 per share,

       o up to 336,074 interest shares, of which 23,707 have been issued and of which 312,367 may be issued according to the terms of notes in the amounts of $21,153.85, $626,892, and $287,500, acquired October 30, 1997, February 5, 1998, and August 21, 1998, respectively; assuming the notes will be fully paid by March 31, 2002, and a pro forma conversion price of $0.90 per share on the unissued interest shares, equal to the 10-business day average closing stock price prevailing as of May 8, 2001,

       o up to 767,743 shares which may be acquired upon the conversion of 275 shares of Series A preferred stock issued at a purchase price of $275,000 in November 1998,

       o up to 160,416 shares which may be issued in payment of a 10% premium on the Series A preferred stock, and

       o up to 209,000 shares issuable upon exercise of Series X and Y warrants acquired in connection with the purchase of the Series A preferred stock.

(5) Beneficially owns 148,318 shares as of the date of this prospectus. The number of shares to be offered represents:

       o up to 69,794 shares which may be acquired upon the conversion of 25 shares of Series A preferred stock issued at a price of $25,000 in November 1998,

       o up to 14,583 shares which may be issued in payment of a 10% premium on the Series A preferred stock, and

       o up to 19,000 shares issuable upon exercise of Series X and Y warrants acquired in connection with the purchase of the Series A preferred stock.

(6) Beneficially owns 270,103 shares as of the date of this prospectus. The number of shares to be offered represents:

       o up to 119,963 consulting warrant shares, which may be acquired upon exercise of consulting warrants issued on June 3, 1998, at an exercise price of $0.375 per share,

       o up to 26,282 interest shares, of which 1,822 have been issued and of which 24,460 may be issued according to the terms of notes in the amounts of $1,923.07 and $59,981.50, acquired October 30, 1997 and June 3, 1998, respectively; assuming the notes will be fully paid by March 31, 2002, and a pro forma conversion price of $0.90 per share on the unissued interest shares, equal to the 10-business day average closing stock price prevailing as of May 8, 2001,

       o up to 69,794 shares which may be acquired upon the conversion of 25 shares of Series A preferred stock issued at a purchase price of $25,000 in November 1998,

       o up to 14,583 shares which may be issued in payment of a 10% premium on the Series A preferred stock, and

       o up to 19,000 shares issuable upon exercise of Series X and Y warrants acquired in connection with the purchase of the Series A preferred stock.

(7) Beneficially owns 513,823 as of the date of this prospectus. The number of shares to be offered represents:

       o up to 80,000 consulting warrant shares which may be acquired upon exercise of consulting warrants issued on June 3, 1998 at an exercise price of $0.375 per share,

       o up to 33,571 interest shares, of which 5,922 have been issued and of which 27,649 may be issued according to the terms of notes in the amounts of $1,153.85, $34,667, and $40,000, acquired October 30,
            1997, February 5, 1998, and June 3, 1998, respectively; assuming the notes will be fully paid by March 31, 2002, and a pro forma conversion price of $0.90 per share on the unissued interest shares, equal to the 10-business day average closing stock price prevailing as of May 8, 2001,

       o up to 19,423 private placement warrant shares which may be acquired upon exercise of private placement warrants issued on June 3, 1998 and August 21, 1998, at an exercise price of $0.375,

       o up to 41,877 shares which may be acquired upon the conversion of 15 shares of Series A preferred stock issued at a purchase price of $15,000 in November 1998,

       o up to 8,750 shares which may be issued in payment of a 10% premium on the Series A preferred stock,

       o up to 154,301 shares issuable upon exercise of Series X and Y warrants acquired in connection with the purchase of the Series A preferred stock, and

       o    up to 77,502 shares issuable upon exercise of Class I warrants.

(8) Beneficially owns 2,774,943 shares as of the date of this prospectus. The number of shares to be offered represents:

       o up to 147,628 interest shares, of which 8,249 have been issued and of which 139,379 may be issued according to the terms of notes in the amounts of $23,846.15, $103,774, and $280,000 acquired October 30, 1997, February 5, 1998, and April 6, 1998, respectively; assuming the notes will be fully paid by March 31, 2002, and a pro forma conversion price of $0.90 per share on the unissued interest shares, equal to the 10-business day average closing stock price prevailing as of May 8, 2001,

       o up to 865,455 shares which may be acquired upon the conversion of 310 Shares of Series A preferred stock issued at a purchase price of $310,000 in November 1998,

       o up to 180,833 shares which may be issued in payment of a 10% premium on the Series A preferred stock, and

       o up to 235,600 shares issuable upon exercise of Series X and Y warrants acquired in connection with the purchase and placement of the Series A preferred stock.

(9) Beneficially owns 433,320 shares as of the date of this prospectus. The number of shares to be offered represents:

       o up to 29,136 private placement warrant shares which may be acquired upon exercise of private placement warrants issued on June 3, 1998 and August 21, 1998, at an exercise price of $0.375 per share,

       o up to 214,319 shares issuable upon exercise of Series X and Y warrants acquired in connection with the placement of the Series A preferred stock, and

       o    up to 116,249 shares issuable upon exercise of Class I warrants.

(10) Beneficially owns 566,626 shares as of the date of this prospectus. The number of shares to be offered represents:

       o up to 30,000 consulting warrant shares which may be acquired upon exercise of consulting warrants issued in connection with an April 6, 1998 note, at an exercise price of $0.375 per share and

       o up to 29,136 private placement warrant shares which may be acquired upon exercise of private placement warrants issued on June 3, 1998 and August 21, 1998, at an exercise price of $0.375 per share,

       o up to 23,174 interest shares, of which 8,542 have been issued and of which 14,632 may be issued according to the terms of notes in the amounts of $34,667 and $15,000, acquired February 5, 1998 and April 5, 1998, respectively; assuming the notes will be fully paid by March 31, 2002, and a pro forma conversion price of $0.90 per share on the unissued interest shares, equal to the 10-business day average closing stock price prevailing as of May 8, 2001.

       o up to 214,319 shares issuable upon exercise of Series X and Y warrants acquired in connection with the placement of the Series A preferred stock, and

       o    up to 103,678 shares issuable upon exercise of Class I warrants.

(11) Beneficially owns 334,223 shares as of the date of this prospectus. The number of shares to be offered represents:

       o up to 119,963 consulting warrant shares which may be acquired upon exercise of consulting warrants issued on June 3, 1998, at an exercise price of $0.375 per share and

       o up to 66,348 interest shares, of which 1,822 have been issued and of which 64,526 may be issued according to the terms of notes in the amounts of $100,000 and $59,981.50, acquired April 6, 1998 and June 3, 1998, respectively; assuming the notes will be fully paid by March 31, 2002, and a pro forma conversion price of $0.90 per share on the unissued interest shares, equal to the 10-business day average closing stock price prevailing as of May 8, 2001.

(12) Beneficially owns 422,277 shares as of the date of this prospectus. The number of shares to be offered represents:

       o up to 400,000 consulting warrant shares which may be acquired upon exercise of consulting warrants issued on June 3, 1998, at an exercise price of $0.375 per share and

       o up to 105,470 interest shares, of which 22,277 have been issued and of which 85,193 may be issued according to the terms of a $200,000 note acquired June 3, 1998;

            assuming the note will be fully paid by March 31, 2002, and a pro forma conversion price of $0.90 per share on the unissued interest shares, equal to the 10-business day average closing stock price prevailing as of May 8, 2001.

(13) Beneficially owns 792,155 shares as of the date of this prospectus. The number of shares to be offered represents:

       o    up to 1,309,909 shares which may be acquired upon the conversion of
            469.2 shares of Series A preferred stock issued at a purchase price of $469,200 in November 1998.

       o up to 273,700 shares which may be issued in payment of a 10% premium on the Series A preferred stock, and

       o up to 356,592 shares issuable upon exercise of Series X and Y warrants acquired in connection with the purchase of the Series A preferred stock.

(14) Beneficially owns 642,908 shares as of the date of this prospectus. The number of shares to be offered represents:

       o    up to 1,063,114 shares which may be acquired upon the conversion of
            380.8 shares of Series A preferred stock issued at a purchase price of $380,800 in November 1998.

       o up to 222,133 shares which may be issued in payment of a 10% premium on the Series A preferred stock, and

       o up to 289,408 shares issuable upon exercise of Series X and Y warrants acquired in connection with the purchase of the Series A preferred stock.

(15) Beneficially owns 129,715 shares as of the date of this prospectus. The number of shares to be offered represents up to 29,715 shares issuable upon exercise of Class I warrants.

(16) Beneficially owns 10,763 shares as of the date of this prospectus. The number of shares to be offered represents up to 10,763 shares issuable upon exercise of Class I warrants.

(17) Beneficially owns 8,571 shares as of the date of this prospectus. The number of shares to be offered represents up to 8,571 shares issuable upon exercise of Class I warrants.

(18) Beneficially owns 4,000 shares as of the date of this prospectus. The number of shares to be offered represents up to 4,000 shares issuable upon exercise of Class I warrants.

(19) Beneficially owns 567,099 shares as of the date of this prospectus. The number of shares to be offered includes:

       o up to 83,333 shares which may be acquired upon the conversion of 100 shares of Series B preferred stock issued at a purchase price of $100,000 in September 1998.

       o up to 58,333 shares which may be issued in payment of a 10% premium on the Series B preferred stock.

       o up to 123,333 shares issuable upon exercise of Series X and Y warrants acquired in connection with the purchase of the Series B preferred stock.

       o    up to 200,000 shares issuable upon exercise of Class J warrants, and

       o    up to 150,000 shares issuable upon exercise of Class K warrants.

(20) Beneficially owns 1,010,656 shares as of the date of this prospectus. The number of shares to be offered includes:

       o up to 333,333 shares which may be acquired upon the conversion of 400 shares of Series B preferred stock issued at a purchase price of $400,000 in November 1998.

       o up to 233,333 shares which may be issued in payment of a 10% premium on the Series B preferred stock.

       o up to 493,333 shares issuable upon exercise of Series X and Y warrants acquired in connection with the purchase of the Series B preferred stock.

       Sales of stock by Mr. Tull, as a director, are currently restricted under a lock-up agreement and may not be sold without the approval of the Zanett Securities Corporation until all bridge notes are repaid, sufficient liquidity is maintained by us, and the ownership of our securities by Zanett is below 25% of its original amount.

(21) Beneficially owns 781,002 shares as of the date of this prospectus. The number of shares to be offered includes:

       o up to 133,333 shares which may be acquired upon the conversion of 160 shares of Series B preferred stock issued at a purchase price of $160,000 in September 1998.

       o up to 93,333 shares which may be issued in payment of a 10% premium on the Series B preferred stock, and

       o up to 197,333 shares issuable upon exercise of Series X and Y warrants acquired in connection with the purchase of the Series B preferred stock.

     Razorback Farms is controlled by Marjorie S. Brooks and sales of stock owned by it are currently restricted under a lock-up agreement and may not be sold without the approval of the Zanett Securities Corporation until all bridge notes are repaid, sufficient liquidity is maintained by us, and the ownership of our securities by Zanett is below 25% of its original amount.

(22) Beneficially owns 216,163 shares as of the date of this prospectus. The number of shares to be offered includes:

       o up to 83,333 shares which may be acquired upon the conversion of 100 shares of Series C preferred stock issued at a purchase price of $100,000 in September 1998.

       o up to 58,333 shares which may be issued in payment of a 10% premium on the Series C preferred stock, and

       o up to 123,333 shares issuable upon exercise of Series X and Y warrants acquired in connection with the purchase of the Series C preferred stock.

(23) Beneficially owns 1,199,428 shares as of the date of this prospectus. The number of shares to be offered includes:

       o up to 250,000 shares which may be acquired upon the conversion of 300 shares of Series C preferred stock issued at a purchase price of $300,000 in November 1998.

       o up to 175,000 shares which may be issued in payment of a 10% premium on the Series C preferred stock.

       o up to 370,000 shares issuable upon exercise of Series X and Y warrants acquired in connection with the purchase of the Series C preferred stock, and

       o up to 300,000 shares issuable upon exercise of Series Z placement warrants.

(24) Beneficially owns 216,163 shares as of the date of this prospectus. The number of shares to be offered includes:

       o up to 83,333 shares which may be acquired upon the conversion of 100 shares of Series C preferred stock issued at a purchase price of $100,000 in November 1998.

       o up to 58,333 shares which may be issued in payment of a 10% premium on the Series C preferred stock, and

       o up to 123,333 shares issuable upon exercise of Series X and Y warrants acquired in connection with the purchase of the Series C preferred stock.

(25) Represents shares issuable upon exercise of bonus warrants.

                            DESCRIPTION OF SECURITIES

         Our authorized capital stock consists of 75,000,000 shares of Class A common stock, $.01 par value, 7,500,000 shares of Class B common stock, $.01 par value, and 5,000,000 shares of preferred stock, $1.00 par value.

DESCRIPTION OF CLASS A COMMON STOCK

         The holders of shares of Class A common stock are entitled to receive dividends out of legally available funds when and in such amounts as the board of directors may from time to time determine. Each share of Class A common stock entitles the holder to one vote on all matters submitted to a vote of our stockholders. Upon liquidation or dissolution, holders of Class A common stock are entitled to share equally with holders of Class B common stock in our assets legally available for distribution to stockholders after satisfaction of claims of creditors and liquidation preferences of preferred stock. Shares of Class A common stock are not redeemable and have no preemptive, conversion or cumulative voting rights. American Stock Transfer & Trust Company serves as transfer agent for our Class A common stock.

DESCRIPTION OF CLASS B COMMON STOCK

         Each share of our Class B common stock will convert at any time at the option of the holder into one share of our Class A common stock. Each share of Class B common stock will convert automatically into one share of Class A common stock upon its sale or transfer to any person other than another holder of Class B common stock, and upon the death of the holder if not transferred by request or inheritance to another holder of our Class B common stock. The Class B common stock is identical in all other respects to our Class A common stock except that on every matter submitted to a vote of our stockholders each share of Class A common stock entitles the registered holder to one vote, while each share of Class B common stock entitles the registered holder to five votes. Upon liquidation or dissolution, holders of Class B common stock are entitled to share equally with holders of Class A common stock in our assets legally available for distribution to stockholders after satisfaction of any claims of creditors and liquidation preferences of preferred stock. Shares of Class B common stock are not redeemable and have no preemptive, conversion or cumulative voting rights. The holders of Class B common stock have entered into a right of first refusal agreement among themselves granting such stockholders a right to purchase Class B common stock on a proportionate basis from any Class B stockholder desiring to sell such shares.

DESCRIPTION OF PREFERRED STOCK

         Series A, B and C Preferred Stock

         Our 2,900 outstanding shares of Series A, B and C convertible preferred stock have a liquidation preference of $1,000 per share. The 900 shares of Series B preferred stock have voting rights of 2,500 votes per share, and the holders of Series B preferred stock vote together with holders of Class A common stock and Class B common stock on matters submitted to a stockholder vote. The Series A and Series C preferred stock do not generally vote on matters submitted for a vote of stockholders. The preferred stock has a 10% per annum accreting premium for conversion, redemption and liquidation purposes. The convertible preferred stock is convertible into common stock at the holder's option at any time at a conversion price equal to the lower of a fixed $1.20 conversion price or the 10-trading day average closing bid price immediately prior to the date of conversion. The alternative floating conversion price became applicable because we failed to meet certain financial performance milestones during the six months ended June 30, 1999. If the preferred stock is not previously redeemed or converted, it automatically converts into Class A common stock on the seventh anniversary of the issue date at a conversion price equal to the lower of a fixed $1.20 conversion price or the 5-trading day average closing bid price immediately prior to the date of conversion.

         Authorized, Unissued Preferred Stock

         Our shares of authorized but unissued preferred stock may be issued in one or more series with such designations, powers, preferences, and relative, optional, participating or other rights and qualifications, limitations and restrictions (including number of votes for each share of preferred stock) as are fixed by resolution of our board of directors subject to Delaware corporation law.

DESCRIPTION OF WARRANTS

         There are currently 6,848,472 outstanding warrants convertible into 6,848,472 shares of Class A common stock offered by this prospectus. These underlying warrants are classified into eight types of warrants: private placement, consulting, Series X, Series Y, Series Z, Class I, Class J, Class K, and bonus.

         There are currently outstanding 77,695 private placement agent warrants exercisable into 77,695 shares of the Class A common stock registered hereby. These warrants are exercisable at an exercise price of $0.375 per share and expire on the fifth anniversary of their date of issuance. Private placement warrants were issued in June and August, 1998.

         There are currently outstanding 1,324,926 consulting warrants exercisable into 1,324,926 shares of the Class A common stock registered hereby. These warrants are exercisable at an exercise price of $0.375 per share and expire on the fifth anniversary of their date of issuance. They were issued in June and August, 1998.

         There are currently outstanding 3,142,204 Series X and Y warrants exercisable into 3,142,204 shares of the Class A common stock registered hereby. These warrants are exercisable at an exercise price of $1.20 and $2.50 per share, respectively. The Series X warrants are currently exercisable and will expire on November 10, 2005. The Series Y warrants are currently exercisable and will expire on November 10, 2005.

         There are currently outstanding 310,000 Class I warrants exercisable into 310,000 shares of the Class A common stock registered hereby. Also, 40,478 Class I warrants have already been exercised, representing 40,478 shares of the Class A common stock registered hereby. These warrants are exercisable at exercise prices ranging from $0.31 to $1.125 per share and expire on the second anniversary of the effective date of the registration statement for this offering.

         There are currently outstanding 100,000 Class J warrants exercisable into 100,000 shares of the Class A common stock registered hereby. These warrants are exercisable at an exercise price of $0.50 per share and expire in December 2001.

         There are currently outstanding 150,000 Class K warrants exercisable into 150,000 shares of the Class A common stock registered hereby. These warrants are exercisable at an exercise price of $0.75 per share and expire in December 2001.

         There are currently outstanding 1,303,169 bonus warrants exercisable into 1,303,169 shares of the Class A common stock registered hereby. These warrants are exercisable at an exercise price of $3.00 per share and expire on the second anniversary of the effective date of the registration statement for this offering.

         There are currently outstanding 300,000 Series Z warrants exercisable into 300,000 shares of the Class A common stock registered hereby. These warrants are exercisable at an exercise price of $1.00 per share and expire in November 2003.

         The warrants provide for adjustment of the exercise price and for a change in the number of shares issuable upon exercise to protect holders against dilution in the event of a stock dividend, stock split, combination or reclassification of the Class A common stock or, under certain circumstances, upon issuance of shares of Class A common stock at prices lower than the then current market price, other than issuances upon exercise of options granted to our employees and directors. Additionally, an adjustment would be made upon the sale of all or substantially all of our assets so as to enable holders of warrants to purchase the kind and number of shares of stock or other securities or property (including cash) receivable in such event by a holder of the number of shares of Class A common stock that might otherwise have been purchased upon exercise of such warrants. No adjustment for previously paid cash dividends, if any, will be made upon exercise of the warrants.

         The warrants do not confer upon the holder any voting rights or any other rights of a stockholder. Upon notice to the warrant holders, we have the right to reduce the exercise price or extend the expiration date of the warrants.

         The warrants may be exercised upon surrender of the warrant certificate on or prior to its expiration date at our corporate offices, with the form of election to purchase on the warrant certificate completed and executed as indicated, accompanied by payment of the full exercise price for the number of warrants being exercised.

DELAWARE ANTI-TAKEOVER LAW

         We are governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware. In general, the law prohibits a public Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Business combination includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An interested stockholder is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

                              PLAN OF DISTRIBUTION

         This prospectus covers the resale of shares of Class A common stock by the selling stockholders and their pledgees, donees, assignees and other successors in interest. The selling stockholders may sell their shares on the Nasdaq SmallCap Market, in the over-the-counter market or through any other facility on which the shares are traded, or in private transactions. These sales may be at market prices or at negotiated prices. The selling stockholders may use the following methods when selling shares:

                  o ordinary brokerage transactions and transactions in which the broker or dealer solicits purchasers;

                  o block trades in which the broker or dealer attempts to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

                  o purchases by a broker dealer as principal and resale by the broker or dealer for its account in connection with this prospectus;

                  o        privately negotiated transactions;

                  o        any combination of these methods of sale; or

                  o        any other legal method.

         The selling stockholders may also enter into put or call options or other transactions with broker-dealers or others which require delivery to those persons of shares covered by this prospectus.

         Brokers, dealers or other agents participating in the distribution of the shares of Class A common stock may receive compensation in the form of discounts or commissions from the selling stockholders, as well as the purchaser if they act as agent for the purchaser. The discount or commission in a particular transaction could be more than the customary amount. We know of no existing arrangements between any selling stockholder and any underwriter, broker, dealer or agent relating to the sale or distribution of the shares.

         The selling stockholders and any brokers or dealers that participate in the sale of the shares may be deemed to be underwriters within the meaning of the Securities Act. Any discounts, commissions or other compensation received by these persons and any profit on the resale of the shares by them as principals might be deemed to be underwriters' compensation. The selling stockholders may agree to indemnify any broker, dealer or agent that participates in the sale of the shares against various liabilities, including liabilities under the Securities Act.

         At the time a particular offer of shares is made, to the extent required we will file a supplement to this prospectus which identifies the number of shares being offered, the name of the selling stockholders, the name of any participating broker or dealer, the amount of discounts and commissions, and any other material information.

         The selling stockholders and any other person participating in a distribution will be subject to the applicable provisions of the Exchange Act and its rules and regulations. For example, the anti-manipulative provisions of Regulation M may limit the ability of the selling stockholders or others to engage in stabilizing and other market making activities.

         The selling stockholders may also sell their shares in accordance with Rule 144 under the Securities Act, rather than in connection with this prospectus, so long as they meet the criteria and conform to the requirements of the rule.

         We will not receive any of the proceeds from the sale of the shares by the selling stockholders. We will pay the registration and other offering expenses related to this offering, but the selling stockholders will pay all underwriting discounts and brokerage commissions incurred in connection with the offering. We have agreed to indemnify the selling stockholders against various liabilities, including liabilities under the Securities Act.

                                  LEGAL MATTERS

         Our outside counsel, Akin, Gump, Strauss, Hauer & Feld, L.L.P., San Antonio, Texas has issued a legal opinion about the validity of the shares offered by this prospectus.

                                     EXPERTS

         The audited financial statements for the years ended December 31, 2000, 1999 and 1998, incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the said firm as experts in accounting and auditing in giving said report. Reference is made to said report, which includes an explanatory paragraph with respect to the uncertainty regarding the Company's ability to continue as a going concern and litigation uncertainties as discussed in Notes 2 and 12, respectively, to the financial statements.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC's public reference rooms in Washington, D.C., New York and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. In addition, reports, proxy statements and other information concerning us can be inspected and copied at the offices of Nasdaq, Report Section, 1735 K Street, N.W., Washington, D.C. 20006.

         We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the shares of Class A common stock to be sold under this prospectus. The SEC permits us to omit from this prospectus certain information, exhibits, and undertakings contained in the registration statement.

         THE SEC ALLOWS US TO INCORPORATE BY REFERENCE THE INFORMATION THAT WE FILE WITH THEM, WHICH MEANS THAT WE CAN DISCLOSE IMPORTANT INFORMATION TO YOU BY REFERRING YOU TO THOSE DOCUMENTS INSTEAD OF HAVING TO REPEAT THE INFORMATION IN THIS PROSPECTUS. THE INFORMATION INCORPORATED BY REFERENCE IS CONSIDERED TO BE PART OF THIS PROSPECTUS, AND LATER INFORMATION THAT WE FILE WITH THE SEC WILL AUTOMATICALLY UPDATE AND SUPERSEDE THIS INFORMATION. WE INCORPORATE BY REFERENCE THE DOCUMENTS LISTED BELOW AND ANY FUTURE FILINGS MADE WITH THE SEC UNDER SECTIONS 13(a), 13(c), 14 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 UNTIL THE SELLING STOCKHOLDERS SELL ALL THE SHARES.

                  o Annual Report on Form 10-K for the fiscal year ended December 31, 2000; and

                  o Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

         You may request a copy of these documents, without their exhibits, unless specifically incorporated by reference, free of charge upon request to:

                      Joe G. Brooks, Chairman of the Board
               Advanced Environmental Recycling Technologies, Inc.
                       914 North Jefferson Street (72764)
                              Post Office Box 1237
                           Springdale, Arkansas 72765
                                 (501) 756-7400

         YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS OR ANY SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. THE SELLING STOCKHOLDERS WILL NOT MAKE AN OFFER OF THESE SHARES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED.

         THIS PROSPECTUS IS PART OF A REGISTRATION STATEMENT THAT WE FILED WITH THE SEC (REGISTRATION NO. 333-93763). MORE INFORMATION ABOUT THE SHARES SOLD BY THE SELLING STOCKHOLDERS IS CONTAINED IN THAT REGISTRATION STATEMENT AND THE EXHIBITS FILED ALONG WITH THE REGISTRATION STATEMENT. YOU MAY READ AND COPY THE FULL REGISTRATION STATEMENT AND ITS EXHIBITS AT THE SEC'S PUBLIC REFERENCE ROOMS OR THEIR WEB SITE.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the estimated expenses payable by the Company in connection with the offering described in this Registration Statement. No such expenses will be borne by the selling stockholders.




Securities and Exchange Commission
         Registration fees                  $10,494
         Legal fees                          40,000
         Accountant's fees                   32,000
         Miscellaneous expenses              10,000
                                            -------
TOTAL                                       $92,494
                                            =======



ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 145 of the Delaware General Corporation Law permits the Registrant to indemnify directors, officers, employees or agents against judgments, fines, amounts paid in settlement, and reasonable costs, expenses and counsel fees paid or incurred in connection with any proceeding, other than an action by or in the right of the Registrant, to which such director, officer or employee or his legal representative may be a party, provided such director, officer or employee shall have acted in good faith and shall have reasonably believed (a) in the case of a civil proceeding, that his conduct was in or not opposed to the best interests of the Registrant, or (b) in the case of a criminal proceeding, that he had no reasonable cause to believe his conduct was unlawful. In connection with an action by or in the right of the Registrant against a director, officer, employee or agent, the Registrant has the power to indemnify such director, officer, employee or agent for reasonable expenses incurred in connection with such suit (a) if such person acted in good faith and in a manner not opposed to the best interest of the Registrant, and (b) if found liable to the Registrant, only if ordered by a court of law. Section 145 provides that such section is not exclusive of any other indemnification rights granted by the Registrant to directors, officers, employees or agents.

         The Certificate of Incorporation of the Registrant provides for mandatory indemnification of directors, officers and employees to the fullest extent permitted by Section 145, unless the Registrant proves that the person seeking indemnification did not meet the standard set forth above. The Certificate permits the Registrant to indemnify agents to the extent authorized from time to time by the Board of Directors. The right to indemnification is a contract right and includes the right to be paid by the Registrant the expenses incurred in defending any such proceeding in advance of our final disposition, provided that the indemnitee undertakes to repay all amounts so advanced if it is ultimately determined that such indemnitee is not entitled to be indemnified for such expenses.

         The Certificate of Incorporation of the Registrant also contains a provision eliminating the liability of a director to the Registrant or our stockholders for monetary damages for breach of fiduciary duty as a director, other than liability for (a) breach of the director's duty of loyalty to the Corporation or our stockholders, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) unlawful payment of a dividend or unlawful stock purchase or redemption, or (d) any transaction from which the director derived an improper personal benefit.

         Inasmuch as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company as set forth in the foregoing provisions, or otherwise, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by any such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 16. EXHIBITS.

EXHIBIT
NUMBER            DESCRIPTION OF EXHIBITS

4.1 Certificate of Incorporation (incorporated by reference from Registration Statement on Form S-1, No. 33-29595, filed with the Commission on June 28, 1989 and Exhibit to Amendment No. 1 to Registration Statement on Form S-1, No. 33-29595, filed with the Commission on August 24, 1989)(b)

4.2 Certificate of Amendment of Certificate of Incorporation dated October 12, 1999(b)

4.3 Certificate of Designation for Series A, Series B and Series C Preferred Stock(b)

4.4 Bylaws of Registrant (incorporated by reference from Exhibit to Registration Statement on Form S-1, No. 33-29595, filed with the Commission on June 28, 1989)(b)

4.5 Form of Class A Common Certificate (incorporated by reference from Exhibit to Amendment No. 2 to Registration Statement on Form S-1, No. 33-29595, filed with the Commission on November 8, 1989)(b)

5                 Opinion and Consent of Akin, Gump, Strauss, Hauer & Feld,
                  L.L.P.(b)

10.1              Private Placement Agreement(b)

10.2              Consulting Agreement(b)

10.3              October 1997 Note Purchase Agreement(b)

10.4              February 1998 Note Purchase Agreement(b)

10.5              April 1998 Note Purchase Agreement(b)

10.6              June 1998 Note Purchase Agreement(b)

10.7              August 1998 Note Purchase Agreement(b)

10.8              Form of Notes(b)

10.9              Form of Private Placement Warrants(b)

10.10             Form of Consulting Warrants(b)

10.11             Form of X Warrants(b)

10.12             Form of Y Warrants(b)

10.13             Form of I, J, K Warrants(b)

10.14             Form of Bonus Warrants(b)

10.15             Amendment 1 to Preferred Stock Designations(b)

10.16             Amendment 2 to Preferred Stock Designations(b)

10.17             Amendment 3 to Preferred Stock Designations(b)

23.1              Consent of Arthur Andersen LLP(a)

23.2 Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P. (included in Exhibit 5)(a)

(a)      Filed herewith

(b) Incorporated by reference from Registration Statement on Form S-1, No. 33-29595 and/or previously filed as an exhibit to this Registration Statement on Form S-3.

ITEM 17. UNDERTAKINGS.

         The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(a) To include any Prospectus required by Section 10 (a) (3) of the Securities Act of 1933, unless the information required to be included in such post-effective amendment is contained in a periodic report filed by registrant pursuant to Section 13 or Section 15 (d) of the Securities Exchange Act of 1934 and incorporated herein by reference;

(b) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement, unless the information required to be included in such post-effective amendment is contained in a periodic report filed by registrant pursuant to Section 13 or
Section 15 (d) of the Securities Exchange Act of 1934 and incorporated herein by reference; and (c) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. That, for purposes of determining liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13 (a) or
Section 15 (d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions referred to in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification by us is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to Registration Statement on Form S-3 to be signed on our behalf by the undersigned, thereunto duly authorized, in the County of Washington, State of Arkansas, on May 17, 2001.


ADVANCED ENVIRONMENTAL RECYCLING TECHNOLOGIES, INC.
(Registrant)

By:   /s/ Joe G. Brooks                            By:  /s/ Edward J. Lysen
   ------------------------                           -------------------------
   JOE G. BROOKS                                      EDWARD J. LYSEN
   Chairman of the Board                              Chief Financial Officer

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.





SIGNATURE                                         TITLE                                    DATE
/s/ JOE G. BROOKS                            Chairman of the Board,                    May 17, 2001
-------------------------------------        Co-Chief Executive Officer
JOE G. BROOKS                                and President


* /s/ SAL MIWA                               Vice-Chairman                             May 17, 2001
-------------------------------------        of the Board
SAL MIWA



/s/ STEPHEN W. BROOKS                        Co-Chief Executive                        May 17, 2001
-------------------------------------        Officer and Director
STEPHEN W. BROOKS


/s/ MARJORIE S. BROOKS                       Secretary, Treasurer                      May 17, 2001
-------------------------------------        and Director
MARJORIE S. BROOKS


* /s/ JERRY B. BURKETT                       Director                                  May 17, 2001
-------------------------------------
JERRY B. BURKETT


* /s/ PETER S. LAU                           Director                                  May 17, 2001
-------------------------------------
PETER S. LAU


* /s/ JAMES H. CULP                          Director                                  May 17, 2001
-------------------------------------
JAMES H. CULP


* /s/ MICHAEL  M. TULL                       Director                                  May 17, 2001
-------------------------------------
MICHAEL  M. TULL


* /s/ SAMUEL L. MILBANK                      Director                                  May 17, 2001
-------------------------------------
SAMUEL L. MILBANK


* /s/ JOE G. BROOKS                                                                    May 17, 2001
-------------------------------------
(As applicable)
By: JOE G. BROOKS, as attorney-in-fact

                                  EXHIBIT INDEX





EXHIBIT
NUMBER              DESCRIPTION
-------             -----------
  4.1             Certificate of Incorporation (incorporated by reference from
                  Registration Statement on Form S-1, No. 33-29595, filed with the Commission on June 28, 1989 and Exhibit to Amendment No. 1
                  to Registration Statement on Form S-1, No. 33-29595, filed with the Commission on August 24, 1989)(b)

  4.2             Certificate of Amendment of Certificate of Incorporation dated
                  October 12, 1999(b)

  4.3             Certificate of Designation for Series A, Series B and Series C
                  Preferred Stock(b)

  4.4 Bylaws of Registrant (incorporated by reference from Exhibit to Registration Statement on Form S-1, No. 33-29595, filed with the Commission on June 28, 1989)(b)

  4.5 Form of Class A Common Certificate (incorporated by reference from Exhibit to Amendment No. 2 to Registration Statement on
                  Form S-1, No. 33-29595, filed with the Commission on November
                  8, 1989)(b)

  5               Opinion and Consent of Akin, Gump, Strauss, Hauer & Feld,
                  L.L.P.(a)

 10.1             Private Placement Agreement(b)

 10.2             Consulting Agreement(b)

 10.3             October 1997 Note Purchase Agreement(b)

 10.4             February 1998 Note Purchase Agreement(b)

 10.5             April 1998 Note Purchase Agreement(b)

 10.6             June 1998 Note Purchase Agreement(b)

 10.7             August 1998 Note Purchase Agreement(b)

 10.8             Form of Notes(b)

 10.9             Form of Private Placement Warrants(b)

 10.10            Form of Consulting Warrants(b)

 10.11            Form of X Warrants(b)


 10.12            Form of Y Warrants(b)

 10.13            Form of I, J, K Warrants(b)

 10.14            Form of Bonus Warrants(b)

 10.15            Amendment 1 to Preferred Stock Designations(b)

 10.16            Amendment 2 to Preferred Stock Designations(b)

 10.17            Amendment 3 to Preferred Stock Designations(b)

 23.1             Consent of Arthur Andersen LLP(a)

 23.2 Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P. (included in Exhibit 5)(a)




(a) Filed herewith

(b) Incorporated by reference from Registration Statement on Form S-1, No. 33-29595 and/or previously filed as an exhibit to this Registration Statement on Form S-3.